Exhibit 3.06

State of Delaware
Secretary of State
Division of Corporations

Delivered 04:36 PM 02/20/2020

FILED 04:36 PM 02/20/2020

SR 202001328628 - File Number 2215728

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Darkpulse, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " IV " so that, as amended, said Article shall be and read as follows:

The total number of common shares authorized for issuance for the corporation shall be 20,000,000,000 with a par value of $0.0001 per share. The authorized preferred shares shall remain at 2,000,000 with a par value of $0.01 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of February, 2020.

By:	/s/ Dennis O’Leary
Authorized Officer

Title:	Chief Executive Officer

Name:	Dennis O'Leary
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